# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoPower International PLC, CIK 0001681348
CUSIP: G9376R100
Title of class of securities: Ordinary Shares, nominal value $0.012 per share
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, BLACKWELL HOUSE, GUILDHALL YARD, LONDON, United Kingdom (X0), EC2V 5AE
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-24-000004
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: sole voting power 635,000; sole dispositive power 635,000; aggregate amount beneficially owned 635,000 (6.3% of the class)
  Comment: Percent of class is based on 10,112,212 Ordinary Shares outstanding as of May 1, 2025 as reported on the Form F-1 filed on May 7, 2025

## Item 1. Issuer
Name of issuer: VivoPower International PLC
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, BLACKWELL HOUSE, GUILDHALL YARD, LONDON, UNITED KINGDOM, EC2V 5AE.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 635000
Percent of class: 6.3
Sole power to vote or to direct the vote: 635000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 635000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (07/01/2025)